January 9, 2006

Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549-0406

RE: EUROTRUST A/S AMENDMENT NO. 3 TO THE ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 (FILE NO. 000-30690)

Dear Mr. Spirgel:

As per our discussion, the above referenced amendment is being file as of an even date herewith to include a triple dated revised report of our independent registered public accounting firm. If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.

Sincerely yours,

By /s/ Soren Degn.
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Chief Financial Officer
EuroTrust A/S
+ 45 39 54 00 00